FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of July 2024

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1
Takeda Completed Issuance of New Shares and Disposal of Treasury Shares under the Long-Term Incentive Plan for Company Group Employees Outside of Japan with Partial Forfeiture of Rights Granted to Allottees

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: July 9, 2024	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

News Release

Takeda Completed Issuance of New Shares and Disposal of Treasury Shares under the Long-Term Incentive Plan for Company Group Employees Outside of Japan with Partial Forfeiture of Rights Granted to Allottees

Osaka, JAPAN, July 9, 2024 – Takeda Pharmaceutical Company Limited (“Company”) today announced that it completed the issuance of new shares and disposal of treasury shares (“Issuance of Shares”) on July 8, 2024, under the Long-Term Incentive Plan for the Company Group employees outside of Japan.
In addition, the number of new shares originally planned, and other relevant figures, have been changed due to a partial forfeiture of rights granted to previously planned allotees, as outlined below.
For details about the Issuance of Shares, please refer to the announcement dated June 11, 2024, “Notice Concerning Issuance of New Shares and Disposal of Treasury Shares under the Long-Term Incentive Plan for Company Group Employees Outside of Japan”.

1.Changes in Outline of Issuance of Shares (Changes are underlined)

	After the change	Before the change
(1) Payment date	July 8, 2024	July 8, 2024
(2) Type and number of shares to be issued and disposed of	15,846,346 ordinary shares of the Company, which is the total of the following: (i) 8,518,884 new shares; and (ii) 7,327,462 treasury shares.	15,905,936 ordinary shares of the Company, which is the total of the following: (i) 8,578,474 new shares; and (ii) 7,327,462 treasury shares.
(3) Issuance and disposal price	4,241 yen per share	4,241 yen per share
(4) Total value of shares to be issued and disposed of	67,204,353,386 yen	67,457,074,576 yen
(5) Planned allottee	Employees of the Company and the Company’s subsidiaries; numbering 10,891 persons: 15,846,346 shares	Employees of the Company and the Company’s subsidiaries; numbering 10,954 persons: 15,905,936 shares

2.Reason for the Change
The differences between the planned and actual numbers of new shares and other relevant figures are due to the forfeiture of part or all of the rights granted to the allotees as previously planned at the time of the decision on the Issuance of Shares.

3.Outlook
The above changes will have immaterial impact on the full-year financials for the Company’s fiscal year ending on March 31, 2025.

About Takeda
Takeda is focused on creating better health for people and a brighter future for the world. We aim to discover and deliver life-transforming treatments in our core therapeutic and business areas, including gastrointestinal and inflammation, rare diseases, plasma-derived therapies, oncology, neuroscience and vaccines. Together with our partners, we aim to improve the patient experience and advance a new frontier of treatment options through our dynamic and diverse pipeline. As a leading values-based, R&D-driven biopharmaceutical company headquartered in Japan, we are guided by our commitment to patients, our people and the planet. Our employees in approximately 80 countries and regions are driven by our purpose and are grounded in the values that have defined us for more than two centuries.
For more information, visit www.takeda.com.

Contacts
Investor Relations (English) Christopher O’Reilly christopher.oreilly@takeda.com +81 (0) 3-3278-2543 Investor Relations (Japanese) Christopher O’Reilly takeda.ir.contact@takeda.com +81 (0) 3-3278-2306	Media Relations Brendan Jennings brendan.jennings@takeda.com +81 (0) 80-2705-8259